SECURITIES AND EXCHANGE COMMISSION

      Washington, D.C. 20549

      Form 6-K

       Report of Foreign Issuer

       Pursuant to Rule 13a-16 or 15d-16 of
           the Securities Exchange Act of 1934

          for the period ended 25 June 2009

           BP p.l.c.
                 (Translation of registrant's name into English)

                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)

     Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
                         ---------------               ----------------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
     Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
                         ---------------               ----------------

press release

June 25, 2009

BP SELECTS NEW CHAIRMAN TO SUCCEED PETER SUTHERLAND

BP today announced that it has appointed Carl-Henric Svanberg, currently chief executive officer of the Swedish telecommunications company, Ericsson, to replace Peter Sutherland as chairman of BP.

Mr Svanberg, who is also chairman of Sony Ericsson and a non-executive director of Melker Schörling AB, will join the BP board as chairman-designate and a non-executive director on September 1, 2009.

He will step down at year-end after a seven-year tenure as Ericsson chief executive and Sony Ericsson chairman and succeed Mr Sutherland as chairman of BP on January 1, 2010. He will be based in London  and devote the majority of his time to BP business.

Mr Svanberg, 57, said: "BP is a recognised world leader in the energy sector and it's a great privilege to be invited to lead its board. Following such a distinguished predecessor is quite a challenge but I'm hugely excited about joining the energy industry which is so much at the heart of the global economy. I look forward to it with relish."

The search for the new chairman was conducted by the BP board's nominations committee led by Sir Ian Prosser. The other committee members were Sir William Castell, DeAnne Julius and Peter Sutherland. Sir Ian said the process had been worldwide and exhaustive, producing candidates  from the UK, continental Europe and the US.

BP chief executive Tony Hayward said: "Peter Sutherland has been an outstanding chairman, guiding the company through one of the most successful periods in its history. He will be a hard act to follow.

"But I am sure Carl-Henric will be a worthy successor. He is a businessman of international stature who is recognised for his transformation of Ericsson. Our shared views on many aspects of global business give me great confidence that we will work very effectively together on the next phase of BP's progress."

Note to editors:

•	A biography of Mr Svanberg is attached below and photographs are available from the BP press office

Further information:

•	BP press office: +44 (0)20 7496 4076 or bppress@bp.com

•	Ericsson Corporate Public & Media Relations: +46 10 719 69 92 or press.relations@ericsson.com

Carl-Henric Svanberg, President and CEO, Ericsson

Carl-Henric Svanberg is chief executive officer and president of the Ericsson Group, the world's leading provider of telecommunications solutions and related services to mobile and fixed network operators. Ericsson is the largest supplier of mobile communications technologies as well as a leader in broadband solutions. Working in 175 countries, Ericsson has more than 70,000 employees and generated revenue of USD 27 billion (SEK 209 billion) in 2008. The company was founded in 1876 and is headquartered in Stockholm, Sweden. Svanberg joined Ericsson in April, 2003.

Svanberg was born 1952 in Porjus, in the north of Sweden. He graduated from Sweden's Institute of Technology at Linköping University with a Master of Science in Engineering and also holds a Bachelor of Science in Business Administration from Uppsala University. In addition to this, Svanberg holds honorary doctorates at Luleå University of Technology and Linköping University in Sweden.

After graduation in 1977, he worked for Asea Brown Boveri (ABB) with various foreign assignments within project exports. In 1986 Svanberg moved to Securitas, the world-leading security company. After four years he was appointed First Executive Vice President for the Securitas Group. In 1994, he moved to the Assa Abloy Group as president and CEO.

Svanberg is chairman of Sony Ericsson Mobile Communications AB and serves on the boards of the Confederation of Swedish Enterprise, Melker Schörling AB and the University of Uppsala.

In addition to Svanberg's business track record, he is personally committed to and an advocate for many corporate responsibility issues, including human rights, climate change, and the United Nations' Millennium Development Goals. He is also a member of the Steering Committee of The Global Alliance for Information and Communication Technologies and Development (GAID) and of the external advisory board of the Earth Institute at Columbia University. He was recently awarded the King of Sweden's medal for his significant contribution to Swedish industry.

Svanberg is married with three children.

- ENDS -

      SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated:  25 June 2009

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary